UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


        VARNER TECHNOLOGIES, INC. (f/k/a/ PEPPERMILL CAPITAL CORPORATION)
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    922254107
                                 (CUSIP Number)


           Clayton Varner, President, 1819 Clarkson Road, Suite 204,
                  Chesterfield, Missouri 63017 (636) 530-4532
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 22, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 922254107                                                          13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clayton W. Varner

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|   (b) |_|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e) |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7    SOLE VOTING POWER
NUMBER OF                16,440,000 Shares of Common Stock
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY                 None
EACH           -----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON                   16,440,000 Shares of Common Stock
WITH           -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         None

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,440,000 Shares of Common Stock

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     Approximately 20.3% of the issued and outstanding Common Stock

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14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS


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


CUSIP No. 922254107                                                          13D


                                  SCHEDULE 13D

ITEM 1.   Security and Issuer.

          Common Stock, $.001 par value

          Peppermill Capital Corporation
          1819 Clarkson Road, Suite 204
          Chesterfield, Missouri 63017


ITEM 2.   Identity and Background.

          (a)  Name:
               Clayton Varner

          (b)  Business Address:
               Varner Technologies, Inc.
               1819 Clarkson Road, Suite 204
               Chesterfield, Missouri 63017

          (c)  Occupation:
               President, CEO and Director of Varner Technologies, Inc. Varner Technologies, Inc.
               1819 Clarkson Road, Suite 205
               Chesterfield, Missouri 63017

          (d) Mr. Varner, during the last five years, has not been convicted in a criminal proceeding.

          (e) Mr. Varner, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               United States


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CUSIP No. 922254107                                                          13D


ITEM 3.   Source and Amount of Funds or Other Consideration

          On August 22, 2001, Varner Technologies, Inc., a Missouri corporation, merged into Peppermill Capital Corporation, a Nevada corporation. Effective August 22, 2001, the surviving entity, Peppermill Capital Corporation, was renamed Varner Technologies, Inc.

          In connection with the merger, each holder of one share of common stock or one share of non-voting common stock of Varner received three shares of Peppermill common stock; (ii) each holder of one share of preferred stock of Varner received five shares of a newly created class of Peppermill preferred stock; and (iii) each current holder of one share of Peppermill common stock received a dividend of four additional shares of Peppermill common stock. The dividend to Peppermill shareholders was made to shareholders of record as of the close of business on August 22, 2001.


ITEM 4.   Purpose of Transaction

          On August 22, 2001, Varner Technologies, Inc., a Missouri corporation, merged into Peppermill Capital Corporation, a Nevada corporation. Effective August 22, 2001, the surviving entity, Peppermill Capital Corporation, was renamed Varner Technologies, Inc.

          In connection with the merger, each holder of one share of common stock or one share of non-voting common stock of Varner received three shares of Peppermill common stock; (ii) each holder of one share of preferred stock of Varner received five shares of a newly created class of Peppermill preferred stock; and (iii) each current holder of one share of Peppermill common stock received a dividend of four additional shares of Peppermill common stock. The dividend to Peppermill shareholders was made to shareholders of record as of the close of business on August 22, 2001.


ITEM 5.   Interest in Securities of the Issuer

          (a) 16,440,000 shares of common stock, constituting approximately 20.3% of the issued and outstanding common stock.


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CUSIP No. 922254107                                                          13D


          (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 16,440,000 shares of common stock held by the Reporting Person.

          (c) On August 22, 2001, the Reporting Person was issued 16,440,000 shares of common stock of Peppermill Capital Corporation in exchange for approximately 5,480,000 shares of Varner Common Stock then held by him immediately prior to the merger transaction in connection with the consummation of a merger transaction between Varner Technologies, Inc., a Missouri corporation, and Peppermill Capital Corporation.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

          None


ITEM 7.   Material to be Filed as Exhibits

          Agreement and Plan of Merger, dated as of June 2, 2000, between Varner Technologies, Inc., a Missouri corporation, and Peppermill Capital Corporation (incorporated by reference to the Issuer's Post-Effective Registration Statement on Form S-4, as Exhibit 2.2 , as filed with the Commission on July 11, 2001).


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


CUSIP No. 922254107                                                          13D


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 22, 2001
-------------------------
Date


                                        Varner Technologies, Inc.

                                        /s/  Clayton Varner
                                        -------------------------
                                        Clayton Varner


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